Henkel

A Brand like a Friend

04 MAR -2 AM 7:21

Henkel KGaA, 40191 Düsseldorf, Deutschland

04010193

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Datum / Date	2004-02-26	Abteilung / Dept.	VJC / T. Kühn
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2463
		E-Mail / E-mail	Thomas-Gerd.Kuehn@henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Henkel again with excellent earnings".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

HENKEL KGaA

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

T. Kuehn H. Nicolas

Encl.

3/2

Thomas-Gerd Kuehn
25.02.2004 11:23
Entscheidung erforderlich ? ☐ ja

An: Christa Richardt-Straube/KGaA/HENKEL@Henkel KGaA
Kopie:
Thema: Press Release "Henkel again with excellent earnings"

b SEC schicken

Gruss,

TK

VJC Corporate Matters
Phone: +49-211-797-8959
Fax: +49-211-798-2463
E-Mail: Thomas-Gerd.Kuehn@henkel.com

----- Weitergeleitet von Thomas-Gerd Kuehn/KGaA/HENKEL am 25.02.2004 11:21 -----

04 MAR -2 AM 7:21

Vccmail
25.02.2004 07:34
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Henkel again with excellent earnings"

Henkel

A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel again with excellent earnings", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Henkel again with excellent earnings

In fiscal 2003, the Henkel Group increased operating profit by 6 percent and net earnings for the year after minority interests by 19.3 percent, despite a slight downturn in sales measured in euros. With 16.2 percent, the return on

capital employed reached a new record high. The proposal to the Annual General Meeting will therefore be for a dividend increase to 1.20 euros per preferred share and 1.14 euros per ordinary share.

"I am pleased to report again a positive earnings performance for 2003," said Prof. Dr. Ulrich Lehner, President and CEO of the Henkel Group, on the occasion of the annual press conference. "We expect further growth in 2004 and the scheduled completion of the acquisition of the American Dial Corporation."

Düsseldorf – In fiscal 2003, the Henkel Group realized **sales** of 9,436 million euros, a decrease of 2.3 percent. After adjusting for foreign exchange effects, sales rose by 4.2 percent. **Operating profit (EBIT)** for the full year rose by 6.0 percent to 706 million euros, with all business sectors contributing to this very positive development. The exceptional gain from the sale of Henkel's stake in Wella (81 million euros) and the cost of the extended restructuring measures (85 million euros) were almost completely offset in terms of their effect on operating profit. After adjusting for foreign exchange effects, operating profit was 11.7 percent up on the prior-year figure. The operating profit generated by the Consumer and Craftsmen Adhesives was particularly positive, increasing 14.6 percent despite highly negative foreign exchange effects. The return on sales (EBIT) of the Henkel Group increased 0.6 percentage points to 7.5 percent.

The **return on capital employed (ROCE)** rose 0.5 percentage points to a new record high of 16.2 percent.

Financial items improved to 62 million euros, due primarily to higher net income from participations. The **tax rate** fell from 35.1 percent to 31.0 percent. After minority interests (11 million euros), **net earnings** for the year amounted to 519 million euros, an increase of 19.3 percent over the figure for the previous year. At 3.65 euros, **earnings per preferred share** were also up 19.3 percent on the prior-year figure. Excluding the proceeds from the Clorox share buy-back (30 million euros), earnings per preferred share would have increased by 12.4 percent to 3.44 euros. The

corporate management bodies propose to the Annual General Meeting that **dividends** be increased from 1.12 euros to 1.20 euros per preferred share, and from 1.06 euros to 1.14 euros per ordinary share.

Developments at the Business Sectors

At 3,074 million euros, sales at the **Laundry & Home Care** business sector were 1.8 percent down on the previous year. After adjusting for foreign exchange effects, sales rose by 3.1 percent. Operating profit increased by 7.3 percent to 287 million euros. After adjusting for foreign exchange effects, the rise was 9.1 percent. The return on sales (EBIT) improved for the sixth year in sequence, and rose by 0.8 percentage points to 9.3 percent. The return on capital employed (ROCE) further improved from a high level of 31.2 percent to 33.1 percent. The Laundry & Home Care business sector was able to defend its leading market positions within a tough competitive environment.

At the **Cosmetics/Toiletries** business sector, sales decreased by 1.4 percent to 2,086 million euros. After adjusting for foreign exchange effects, sales rose by 3.3 percent. Operating profit improved by 5.4 percent to 194 million euros. After adjusting for foreign exchange effects, the increase was 9.2 percent. The return on sales (EBIT) rose 0.6 percentage points to 9.3 percent. The return on capital employed (ROCE) improved from 21.9 percent to 22.6 percent. Organic growth at the Cosmetics/Toiletries business sector was supported by a substantial number of innovations.

Sales at the business sector **Consumer and Craftsmen Adhesives** fell by 0.3 percent to 1,313 million euros. After adjusting for foreign exchange effects, sales rose by 7.9 percent. Operating profit increased by 14.6 percent to 141 million euros. After adjusting for foreign exchange effects, the rise was 24.1 percent. The return on sales (EBIT) improved by 1.4 percentage points to 10.8 percent. The return on capital employed (ROCE) increased by 1.5 points to 20.7 percent. The Consumer and Craftsmen Adhesives business sector succeeded in further strengthening its market positions through acquisitions.

Sales at the **Henkel Technologies** business sector showed a decline of 3.5 percent to 2,666 million euros. After adjusting for foreign exchange effects, however, sales rose by 5.9 percent. Operating profit increased by 4.9 percent to 194 million euros. After adjusting for foreign exchange effects, the increase was 19.2 percent. The return on sales (EBIT) improved 0.6 percentage points to 7.3 percent. The return on capital employed (ROCE) rose from 10.5 percent to 11.3 percent. Sales performance at the Henkel Technologies business sector was characterized by strong organic growth.

Regional Developments

In the regional breakdown, especially th**Europe (excl. Germany)/Africa/Middle East** region performed well with growth of 2.2 percent to 4,940 million euros.In the Company's home market of **Germany,** sales at 1,998 million euros were 1.8 percent below the previous year, due to continuing weak demand for consumer and capital goods. By location of markets, however, sales in Germany increased by 0.5 percent compared with the previous year, amounting to 1,862 million euros.

As a result of significant foreign exchange effects, sales in the **North America** region fell to 1,133 million euros (down 14.9 percent) and in the **Latin America** region sales decreased to 370 million euros (down 8.4 percent). Likewise due to foreign exchange effects, the **Asia-Pacific** region showed a decline of 3.4 percent with sales amounting to 698 million euros. Adjusted by foreign exchange effects, sales increased in all regions.

Capital expenditures (excluding financial assets) amounted to 517 million euros, 12.4 percent up on the level of the previous year. A total of 346 million euros was invested in continuing operations while acquisitions accounted for 171 million euros.

Acquisitions

Major steps were taken in December with the signing of agreements for the acquisitions of the US consumer goods companies The Dial Corporation and ARL

(Advanced Research Laboratories). Once these transactions are concluded, Henkel will have a major presence in the large and important North American home and personal care markets.

Expenditure on **research and development** amounted to 257 million euros, representing a 2.7 percent share of sales. The number of employees working in research, product development and application engineering is approximately 3,000, with the majority operating in Germany, France, Ireland and the USA.

Major Participations

The Clorox Company Oakland/California, USA, in which Henkel holds a 29.2 percent participating interest, realized sales in the first half of fiscal 2003/2004 amounting to US$ 1,995 million with net earnings for the same period coming in at US$ 238 million. The market value of this participation as of December 31, 2003 was US$ 2,981 million (previous year US$ 2,592 million).

In fiscal 2003, **Ecolab Inc.**, St. Paul/Minnesota, USA, in which Henkel has a 28.2 participating interest, realized sales of US$ 3,762 million and a net earnings figure of US$ 277 million. The market value of this participation as of December 31, 2003 amounted to US$ 1,990 million (previous year US$ 1,799 million).

Employees

At December 31, 2003, the number of employees at the Henkel Group was 48,628 with 77 percent working outside Germany.

Outlook

The Henkel Group plans for 2004 an organic sales growth (after adjusting for foreign exchange effects and acquisitions/divestments) of 3 to 4 percent and, adjusted for foreign exchange effects, an increase in operating profit (EBIT) of more than 10 percent.

Henkel also plans a significant increase in net earnings. With respect to earnings per share, the Company's forecast is for an improvement of around 10 percent. Effects arising from the share buy-back program of Clorox and the intended acquisition of The Dial Corporation are not included.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. People in 125 countries around the world trust in brands and technologies from Henkel.

February 25, 2004

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to update these forward-looking statements.

Henkel Group
Corporate Communications

Ernst Primosch
Tel.: +49-211-797-3533
Fax: +49-211-798-9208

Lars Witteck
Tel.: +49-211-797-2606
Fax: +49-211-798-9208

press@henkel.com
press.henkel.com

Presseinformation

The 2003 Henkel Annual Report is available at http://www.henkel.com

We distributed this information to MC 1 - 3 world